Exhibit 11

Code of Ethics of Mitsubishi UFJ Financial Group, Inc

(English Translation)

We, the directors and employees of MUFG, will comply with this Ethical Framework and Code of Conduct as the basis of our daily work, seeking to put into practice the management philosophy of our global comprehensive financial group and to build a corporate culture in which we act with integrity and fairness.

1. Establishment of trust

We will remain keenly aware of the Group’s social responsibilities and public mission and will exercise care and responsibility in the handling of customer and other information. By conducting sound and appropriate business operations and disclosing corporate information in a timely and appropriate manner we will seek to establish enduring public trust in the Group.

2. Putting customers first

We will always consider our customers, and through close communication will endeavor to satisfy them and gain their support by providing financial services that best meet their needs.

3. Strict observance of laws, regulations, and internal rules

We will strictly observe applicable laws, regulations and internal rules, and will conduct our business in a fair and trustworthy manner that conforms to societal norms. As a global comprehensive financial group we will also respect internationally accepted standards.

4. Respect for human rights and the environment

We will respect the character and individuality of others, work to maintain harmony with society, and place due importance on the protection of the global environment that belongs to all mankind.

5. Disavowal of anti-social elements

We will stand resolutely against any anti-social elements that threaten public order and safety.

Code of Conduct

1. Establishment of trust

Trustworthiness and ethical standards

We will faithfully carry out our business, based on high ethical standards, to ensure that our corporate activities are highly transparent and honorable. We will not knowingly release false information or otherwise knowingly hide or obscure the truth.

Confidentiality and information management

We will not release customer information that we have acquired through our business to any third party without legitimate reason or customer consent. We will handle customer information responsibly, and will strictly observe in-house rules concerning corporate information.

Accounting practices and information disclosure

We will not improperly handle company accounting records or make entries that invite false or misleading interpretations. We will disclose corporate information on a factual basis and in good faith.

2. Putting customers first

Responding with integrity and consideration

We will endeavor to be friendly and polite and to act with integrity in all our contacts with customers and by pursuing our customer first approach we will seek to avoid any inappropriate impairment of their interests. We will not engage in excessive customer entertainment or gift exchange, and will make any such decisions based on commonly accepted standards.

Suitability and the obligation to explain

We will offer products and services to customers that we believe best meet their needs and experience. We will adequately explain merits, demerits and risks, and proceed only after customers have been given a reasonable opportunity to discuss with us any actions we intend to take that may affect them.

Understanding of intentions

We will endeavor to ensure that customers properly understand any contracts or agreements they enter into with us, and endeavor to ensure that these reflect their intentions.

3. Strict observation of laws, regulations and internal rules

Observance of laws, regulations and internal rules

As a comprehensive financial group we will strictly observe applicable laws and regulations, whether overseas or in Japan, and conduct business activities fairly and honestly. We will endeavor to maintain the highest ethical standards within the Group, and to create a strong corporate culture of compliance with laws and rules.

Prohibition of unfair transactions

We will not solicit transactions with customers by utilizing any advantageous position that we may have. We will endeavor not to knowingly cause losses to customers in the pursuit of profit for Group or Group companies.

We will not improperly or illegitimately use information acquired through our operations for our own gain. In particular, we will not trade in stocks using material unpublished information that would likely influence the share prices of Group or client companies. Any such important information coming in to our possession will be handled with the utmost care.

We will endeavor not to cause losses to other companies within the Group in the pursuit of profit for the Group. When handling undisclosed customer information or conducting transactions between subsidiaries, we will take every care not to commit any prohibited acts.

Protection of intellectual property

We will make efforts to appropriately protect our Group’s own intellectual property (patents, trademarks, copyrights, etc.) , and will respect the intellectual property rights of third parties.

Prohibition of the mixing of public and personal affairs

Regardless of any benefit or disadvantage, we will always strive to make judgments from a fair and honest standpoint. We will draw a clear line between public and personal matters and endeavor to avoid any conflict of interests, and will not use company resources for private purposes.

4. Respect for human rights and the environment

Respect for human rights

We shall take the basic position of respecting humanity, and shall not discriminate against people or violate human rights on the basis of race, nationality, belief, religion, gender, or other ground.

Cultivating a work environment in which people can easily do their jobs

All directors and employees shall respect each other as work partners, and be aware that acts such as sexual harassment and power harassment are an affront to human dignity and will not be tolerated in the workplace.

Consideration for the natural environment

We will seek to achieve harmony with society, and protect the global environment.

5. Disavowal of anti-social elements

Disavowal of anti-social elements

We will take a resolute stance against criminal groups, and other anti-social elements.

Prevention of money laundering

We shall be fully alert to the possibility that funds handled in transactions by financial institutions might be used for, derived from or intended for criminal or terrorist purposes. We shall strive to prevent money laundering by endeavoring to thoroughly identify transaction parties, and if we discover transactions where we suspect criminal involvement, we shall not overlook these and shall respond appropriately

Excerpts from BTMU’s Compliance Rules

(English Translation)

(Objective)

Article 1.

These rules prescribe basic matters relating to compliance with applicable laws and regulations.

(Fundamental Policy)

Article 2.

The MUFG Ethical Framework and Code of Conduct are the foundations of compliance at BTMU.

(Definition)

Article 3.

(1)	In these rules, “laws and regulations” mean domestic and overseas laws and government ordinances (including those by local authorities) to be strictly observed by BTMU employees when carrying out business operations, as well as the MUFG Code of Ethics, BTMU’s Articles of Incorporation, and other rules of BTMU established in accordance with the above laws and government ordinances.

(2)	“Compliance” means understanding the purpose and contents of laws and regulations properly, and behaving in a manner so as not to violate such laws and regulations.

(Amendment and Repeal)

Article 4.

These rules are governed by the Compliance & Legal Division and may be amended or repealed by resolution of BTMU’s Board of Directors.

(Responsibilities of Directors, Executive officers (Shikko Yakuin) and Board of Directors)

Article 5.

(1)	In accordance with the “MUFG Code of Ethics”, Directors and Executive Officers (shikko yakuin) of BTMU must carry out their responsibilities with the recognition that compliance is one of the most important management objectives.

(2)	The Board of Directors must establish an internal framework necessary for promoting compliance and seek to achieve and maintain compliance.

(Responsibilities of General Managers)

Article 6.

(1)	BTMU General Managers must promote compliance within their respective division and branch.

(Responsibility of BTMU Employees)

Article 7.

(1)	BTMU employees must perform their duties in a manner that ensures compliance and in accordance with the “MUFG Code of Ethics.”

(2)	BTMU employees must strive to acquire adequate knowledge of the laws and regulations which must be complied with in carrying out business operations.

(3)	If BTMU employees discover violations or possible violations of laws and regulations (including cases of willful wrongdoing), they must report directly to their line manager, and the Compliance Officer as stipulated in Articles 12 or the person in charge of Compliance as stipulated in Articles 13.

(4)	If circumstances make it difficult to report violations or possible violations of laws and regulations as stipulated above, BTMU employees must report directly to Compliance Helpline as stipulated in Articles 17 and not overlook violations or possible violations.

(Director in charge of the Compliance & Legal Division)

Article 9.

The Director in charge of the Compliance & Legal Division must report matters concerning compliance to the Board of Directors or the Executive Committee as necessary.

(Office in Charge of Compliance)

Article 10.

(1)	The Compliance & Legal Division oversees the bank-wide compliance framework.

(Business Unit Compliance Officers)

Article 11.

The General Manger of a division or office who is in charge of the planning or administration of a business unit is responsible for compliance in that business unit.

(Compliance Officers and Chief Compliance Officers)

Article 12.

(1)	Compliance Officers shall be appointed as independent officers in principle and shall be in charge of promoting and supervising compliance.

(2)	Chief Compliance Officers shall manage the Compliance Officers.

(Persons in charge of Compliance)

Article 13

(1)	Persons in charge of Compliance shall be appointed to relevant domestic divisions, centers and branches.

(Compliance Helpline)

Article 17.

To resolve compliance-related issues and support proper reporting under these compliance rules, we have established a compliance helpline.

Excerpts from BTMU’s Compliance Manual

(English Translation)

3. 6. Transactions involving a conflict of interest

1) Between directors and the Bank

The Directors owe a duty of care of a prudent manager and a duty of loyalty to the Bank, and are subject to more stringent restrictions than other employees with respect to transactions involving conflicts of interest. Accordingly, Directors are subject not only to restrictions on interested transactions but also to various other restrictions, including the non-competition obligation, restrictions on receiving loans from the Bank and the requirement that their compensation must be approved by resolutions of shareholders’ meetings. The Directors must also refrain from intermingling personal interests with company policy when handling confidential information, conducting insider transactions and giving contributions.

2) Between employees and the Bank

An employee is strictly prohibited from receiving or causing someone to receive, in his/her capacity and by abusing his/her position as an employee of the Bank, cash or other tangible or intangible benefits from any customer or similar persons of the Bank. An employee may not take part in a transaction which may result in a conflict of interest with his/her family member or friend.

Excerpts from BTMU’s Employee Work Rules

(English Translation)

Disciplinary Action

Article 51.

1. The Bank will take disciplinary action when employees take the following prohibited actions:

(18) If an employee has violated the rules of employment or any other applicable internal rules.